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ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

April 23, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

SEC File Nos. 333-35883 and 811-08361

Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments provided to me and Antonio Fraone of Dechert LLP in a telephonic discussion on March 15, 2021 with respect to your review of Post-Effective Amendment No. 72 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on January 29, 2021. Post-Effective Amendment No. 72 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of (i) changing the investment objective of the Goldman Sachs Core Fixed Income Fund; (ii) incorporating disclosure relating to the use of reverse repurchase agreements and to-be-announced agreements in the principal investment strategy and principal risks for the Goldman Sachs Core Fixed Income Fund; and (iii) changing the diversification status of the Goldman Sachs Strategic Growth Fund from “diversified” to “non-diversified”, eliminating a related fundamental investment restriction, and incorporating related disclosure changes to the principal risks and principal investment strategy. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

Mr. Christopher Bellacicco April 23, 2021 Page 2

Goldman Sachs Core Fixed Income Fund – Prospectus (Institutional Shares)

2.

Comment: The “Goldman Sachs Core Fixed Income Fund—Summary – Principal Strategy” section of the Fund’s prospectus states that the Fund may also invest in convertible securities. Please include corresponding risk disclosure.

Response: The Registrant respectfully notes that the Fund may invest in convertible securities as part of its principal investment strategy; however, investing in convertible securities, on its own, is not a principal investment strategy of the Fund. Further, the Registrant also notes that the risks of investing in convertible securities are specifically disclosed in detail in Appendix A of the Fund’s prospectus and in the Statement of Additional Information. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

3.

Comment: Please confirm whether derivatives are included in the calculation of the Fund’s 80% investment policy requirement. If included, please explain supplementally how derivative instruments are valued for purposes of the Fund’s 80% investment policy.

Response: The Fund will not include derivatives towards its 80% investment policy requirement.

4.

Comment: Please confirm whether the Fund will engage in short sales of equity securities. If so, please confirm that dividend and interest expenses on securities sold short will be reflected in the “Other Expenses” line item in the “Annual Fund Operating Expenses” table, or will be included in a separate line item, if appropriate.

Response: The Fund is not expected to engage in short sales of equity securities, and the Registrant confirms that the Fund did not incur any interest or dividend expenses relating to short sales of equity securities during the fiscal year ended December 31, 2020. Should the Fund engage in such short sales, the expenses will be appropriately disclosed in the Fund’s fee table.

5.

Comment: The “Goldman Sachs Core Fixed Income Fund—Summary – Principal Strategy” section of the Fund’s prospectus indicates that the Fund may invest in investments of issuers in emerging market countries. Please disclose what the Fund considers to be “emerging market countries” and include such disclosure in the Fund’s principal strategy.

Mr. Christopher Bellacicco April 23, 2021 Page 3

Response: The Fund notes that the “Risks of Emerging Countries” disclosure in Appendix A to the prospectus includes disclosure that defines “emerging market countries” as those included, but not limited to, the countries considered to be developing by the World Bank. Further, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities, the Fund does not believe it is additive to describe with specificity the Fund’s criteria for determining what constitutes an emerging country. As such, the Fund respectfully declines to add the requested disclosure.

6.	Comment: Please reorder the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Registrant respectfully notes that the following disclosure is included with respect to the Fund at the beginning of the Fund’s “Summary—Principal Risks” section of its prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

7.

Comment: In the “Investment Management Approach—Principal Investment Strategies” section under “GSAM Fixed Income Team’s Investing Philosophy”, the disclosure indicates that the Investment Adviser “[c]onsider[s] environmental, social and governance (“ESG”) factors as part of the fundamental credit analysis and portfolio construction process”. Please identify examples of ESG criteria that the Investment Adviser considers.

Response: The Registrant has incorporated this comment. The revised disclosure is provided below.

2. Fundamental investment process—As part of its fundamental investment process, the GSAM Fixed Income Team may integrate ESG factors alongside traditional fundamental factors to seek to: (i) determine whether a particular fixed income security and/or sector is suitable and attractively priced for investment and (ii) assess their potential impact on the credit quality and spreads of a particular fixed income security. Traditional fundamental factors that the GSAM Fixed Income Team may consider include, but are not limited to, leverage, earnings, enterprise value, industry trends and macroeconomic factors. ESG factors that the GSAM Fixed Income Team may consider include, but are not limited to, physical risk (e.g., wildfires, floods, droughts and rising sea levels), carbon intensity and emissions profiles, workplace health and safety, cyber risk, social unrest and equity, governance practices and stakeholder relations,

Mr. Christopher Bellacicco April 23, 2021 Page 4

employee relations, board structure and management incentives. The identification of a risk related to an ESG factor will not necessarily exclude a particular fixed income security and/or sector that, in the GSAM Fixed Income Team’s view, is otherwise suitable and attractively priced for investment. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. The GSAM Fixed Income Team may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.

8.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments in the Fund’s Service Shares prospectus.

Response: The Fund has incorporated this comment.

Goldman Sachs Strategic Growth Fund – Prospectus (Institutional Shares)

9.

Comment: The “Goldman Sachs Strategic Growth Fund—Summary – Principal Strategy” section of the Fund’s prospectus indicates that the Fund may invest in investments of issuers in emerging market countries. Please disclose what the Fund considers to be “emerging countries” and include such disclosure in the Fund’s principal strategy.

Response: The Fund notes that the “Risks of Emerging Countries” disclosure in Appendix A to the prospectus describes in general terms the geographical regions in which emerging markets are located. Further, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities, the Fund does not believe it is additive to describe with specificity the Fund’s criteria for determining what constitutes an emerging country. As such, the Fund respectfully declines to add the requested disclosure.

10.

Comment: The “Goldman Sachs Strategic Growth Fund—Summary – Principal Strategy” section of the Fund’s prospectus includes: “The Fund may invest up to 10% of its Total Assets in fixed income securities, such as government, corporate and bank debt obligations.” If this includes “junk bonds,” please disclose this type of fixed income security and also disclose the rating of which the Fund considers bonds to be “junk bonds.” Please also include the appropriate risk disclosure.

Response: The Fund may invest in fixed income securities rated BB+ or Ba1 or below (or comparable unrated securities) which are commonly referred to as “junk bonds.” The Registrant respectfully notes that while the Fund may invest in junk bonds, investing in junk bonds is not a principal investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Mr. Christopher Bellacicco April 23, 2021 Page 5

11.	Comment: Please reorder the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Registrant respectfully notes that the following disclosure is included with respect to the Fund at the beginning of the Fund’s “Summary—Principal Risks” section of its prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

12.

Comment: In the “Investment Management Approach—Principal Investment Strategies” section under “GSAM’s Growth Investment Philosophy” the following disclosure is included: “Consider environmental, social, and governance factors as part of the fundamental research and stock selection process.” Please identify examples of ESG criteria that the Investment Adviser considers.

Response: The Registrant has incorporated this comment. The revised disclosure is provided below.

The GSAM Fundamental Equity teams may integrate ESG factors alongside traditional fundamental factors as part of their fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. Traditional fundamental factors that the GSAM Fundamental Equity teams may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. ESG factors that the GSAM Fundamental Equity teams may consider include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in the GSAM Fundamental Equity teams’ view, is otherwise suitable and attractively priced for investment. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. GSAM Fundamental Equity teams may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.

Mr. Christopher Bellacicco April 23, 2021 Page 6

13.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments in the Fund’s Service Shares prospectus.

Response: The Fund has incorporated this comment.

Statement of Additional Information (“SAI”)

14.

Comment: In the SAI, the Goldman Sachs Strategic Growth Fund appears to be missing, specifically from page B-18, from the section discussing the various objectives and strategies of various funds. Please include similar information for the Fund in this section of the SAI.

Response: The Registrant respectfully declines to make the requested change. The section referenced in the comment provides descriptions of the Underlying Funds in which the Goldman Sachs Multi-Strategy Alternatives Portfolio invests. The Goldman Sachs Strategic Growth Fund is not an Underlying Fund of Goldman Sachs Multi-Strategy Alternatives Portfolio.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden Carroll, Dechert LLP